UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 5, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel 39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

The Registrant hereby announces that, on December 4, 2011, the Registrant has made an 'advance notice' (the "Advance Notice") pursuant to the Standby Equity Purchase Agreement (the "SEDA"), dated April 16, 2011, between the Registrant and YA Global Investments L.P ("YA"). The 'advance amount' (as defined in the SEDA) under the Advance Notice is five hundred thousand US Dollars (US$500,000) and the 'minimum acceptable price' (as defined in the SEDA) is NIS 7.169 (approximately US$1.92 based on the latest exchange rate published by the Bank of Israel) ("Minimum Acceptable Price"). The SEDA was filed with the Securities and Exchange Commission as Exhibit 4.36 to Registrant's annual report on Form 20-F/A for the fiscal year ended December 31, 2010.

The Shares will be issued in an offering in Israel pursuant to a supplemental shelf offering report, based on a shelf prospectus filed with the Israeli Securities Authority. The Shares are issued under Regulation S (category 1). The Shares will be offered to YA by the Registrant in a non-uniform offer in accordance with the Israeli Securities Law, 1968.

The Shares, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer